UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 28, 2008

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
President and CEO

Date: January 28, 2008

* Print the name and title of the signing officer under his signature

    Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

EXCELLENT RESULTS FROM DRILLING AT CONTINENTAL'S NEWTONGMEN DEPOSIT
Hole 7229 intersects 594 meters grading 0.48% CuEQ (0.35% Cu and 0.25 g/t Au)

January 28, 2008 - Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces the additional results from the 2007 drilling program on its Newtongmen discovery at the Xietongmen property, located 240 kilometers from Lhasa in the Tibet Autonomous Region of China.

Diamond drilling has continued to confirm the continuity of porphyry copper-gold mineralization at Newtongmen, and expand the deposit. Drills were deployed on a 100 meter by 100 meter grid, testing the deposit for 500-600 meters along eight north-south cross sections. A Drill Hole Plan and a Cross Section are posted on the Company's website. The current results, shown in the Table of Assays Results (attached), are largely from the eastern part of the grid. Highlights are presented from the eastern to westernmost section below:

Hole 7236N on section 636800E intersected 349 meters grading 0.43% CuEQ (0.35% Cu and 0.15 g/t Au), including 78 meters grading 0.72% CuEQ (0.59% Cu and 0.25 g/t Au).

Hole 7232N, on section 636700 E, intersected 379 meters grading 0.34% CuEQ (0.28% Cu and 0.12 g/t Au), including 74 meters grading 0.51% CuEQ (0.43% Cu and 0.15 g/t Au).

Hole 7225N on section 636600E intersected 492 meters grading 0.46% CuEQ (0.36% Cu and 0.21 g/t Au), including 152 meters grading 0.68% copper equivalent (CuEQ; 0.50% copper and 0.35 g/t gold). This hole is located 100 meters south of Hole 7221 (previously released), which intersected 223 meters grading 0.76% copper equivalent (CuEQ; 0.54% copper and 0.43 g/t gold), including 77 meters grading 1.23% CuEQ (0.88% Cu and 0.67 g/t Au). Hole 7230N, located 100 meters south of hole 7225N, intersected 325 meters grading 0.46% CuEQ (0.34% Cu and 0.23 g/t Au), including 132 meters grading 0.75% CuEQ (0.57% Cu and 0.35 g/t Au).

Holes 7229N, 7223N, 7226N and 7231N were drilled on section 636400E. Hole 7229 intersected 594 meters grading 0.48% CuEQ (0.35% Cu and 0.25 g/t Au), including 148 meters grading 0.72% CuEQ (0.48% Cu and 0.45 g/t Au). Hole 7223 (previously released) and intersected 63 meters grading 1.01% CuEQ (0.64% Cu and 0.71 g/t Au). Hole 7226N intersected 424 meters grading 0.42% CuEQ (0.32% Cu and 0.20 g/t Au), including 215 meters grading 0.56% CuEQ (0.42% Cu and 0.26 g/t Au) and Hole 7231N intersected 325 meters grading 0.46% CuEQ (0.34% Cu and 0.23 g/t Au), including 149 meters grading 0.56% CuEQ (0.41% Cu and 0.30 g/t Au).

Hole 7234, drilled on section 636300E, 100 meters west of hole 7223N, intersected 600 meters grading 0.37% CuEQ (0.28% Cu and 0.18 g/t Au), including 111 meters grading 0.54% CuEQ (0.38% Cu and 0.30 g/t Au).

Long intervals of copper and gold mineralization were encountered in most of the holes from the 2007 drilling program at Newtongmen, with higher grade intervals intersected near to the surface, providing an excellent opportunity to define a higher grade starter pit. The deposit also remains open to further expansion in all directions.

Complete assays for 16 additional holes are pending.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation, and has reviewed the contents of this release.

Continental's program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample pulverization and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365, or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Ronald W. Thiessen
Co-Chairman

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the Company believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

  TABLE OF ASSAY RESULTS - NEWTONGMEN DEPOSIT

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %
7224N		636600E	5.1	477.7	472.6	1551	0.27	0.15	0.35
7224N	Incl.	636600E	72.9	153.0	80.1	263	0.39	0.29	0.54
7225N		636600E	0.0	492.4	492.4	1616	0.36	0.21	0.46
7225N	Incl.	636600E	10.6	163.0	152.4	500	0.50	0.35	0.68
7225N	Incl.	636600E	211.0	261.0	50.0	164	0.39	0.25	0.52
7225N	Incl.	636600E	366.0	443.0	77.0	253	0.35	0.17	0.44
7226N		636400E	0.0	424.3	424.3	1392	0.32	0.20	0.42
7226N	Incl.	636400E	13.0	228.0	215.0	705	0.42	0.26	0.56
7226N	and	636400E	186.7	219.0	32.3	106	0.62	0.68	0.98
7226N	Incl.	636400E	246.0	277.0	31.0	102	0.33	0.25	0.46
7227N		636700E	29.4	91.0	61.6	202	0.38	0.17	0.47
7227N		636700E	242.5	322.4	79.9	262	0.30	0.11	0.36
7228N		636700E	97.2	238.2	141.0	463	0.24	0.10	0.29
7228N	Incl.	636700E	97.2	134.4	37.2	122	0.35	0.19	0.45
7229N		636400E	14.2	607.8	593.6	1948	0.35	0.25	0.48
7229N	Incl.	636400E	108.6	256.3	147.7	485	0.48	0.45	0.72
7229N	Incl.	636400E	474.6	607.8	133.2	437	0.42	0.19	0.52
7230N		636600E	0.0	270.4	270.4	887	0.41	0.25	0.55
7230N	Incl.	636600E	0.0	131.7	131.7	432	0.57	0.35	0.75
7231N		636400E	0.0	324.5	324.5	1065	0.34	0.23	0.46
7231N		636400E	0.0	220.0	220.0	722	0.37	0.26	0.51
7231N	Incl.	636400E	0.0	148.8	148.8	488	0.41	0.30	0.56
7232N		636700E	0.0	379.0	379.0	1243	0.28	0.12	0.34
7232N	Incl.	636700E	202.0	275.9	73.9	243	0.43	0.15	0.51
7233N		636700E	0.0	237.0	237.0	778	0.28	0.13	0.35
7233N		636700E	237.0	265.0	28.0	92	0.14	0.07	0.18
7233N		636700E	265.0	286.4	21.4	70	0.22	0.12	0.28
7233N		636700E	286.4	296.0	9.6	32	0.10	0.05	0.13
7233N		636700E	296.0	374.4	78.4	257	0.26	0.13	0.33
7233N		636700E	374.4	425.0	50.6	166	0.14	0.07	0.18
7233N		636700E	425.0	458.2	33.2	109	0.27	0.16	0.35
7234N		636300E	17.1	616.8	599.7	1968	0.28	0.18	0.37
7234N	Incl.	636300E	83.2	194.1	110.9	364	0.38	0.30	0.54
7235N		636800E	0.0	125.5	125.5	412	0.21	0.13	0.28
7235N		636800E	125.5	161.0	35.5	117	0.11	0.07	0.15
7235N		636800E	161.0	180.5	19.5	64	0.22	0.11	0.27
7235N		636800E	180.5	245.2	64.7	212	0.09	0.03	0.11
7235N		636800E	245.2	370.4	125.2	411	0.23	0.08	0.27
7236N		636800E	0.0	349.0	349.0	1145	0.35	0.15	0.43
7236N	Incl.	636800E	0.0	149.8	149.8	492	0.28	0.13	0.35
7236N	Incl.	636800E	149.8	227.7	77.9	256	0.59	0.25	0.72
7236N	and	636800E	149.8	162.8	13.0	43	1.63	0.84	2.06
7236N		636800E	349.0	498.4	149.4	490	0.11	0.06	0.14